UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Titan Energy Worldwide, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

88828R204
(CUSIP Number)

Nathan J. Mazurek

Pioneer Power Solutions, Inc.

400 Kelby Street, 9th Floor

Fort Lee, NJ 07024

(212) 867-0700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88828R204
1. Names of Reporting Persons. Pioneer Power Solutions, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) BK
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,637,709,734 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,637,709,734 (1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,637,709,734 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 94.8% (2)
14. Type of Reporting Person (See Instructions) CO

(1)	Consists of 1,637,709,734 shares of common stock issuable upon conversion of 283.5 shares of Series D Convertible Preferred Stock and 100 shares of Series A-1 Convertible Preferred Stock of the Issuer which are convertible within 60 days of this report held of record by PTES Acquisition Corp., a wholly-owned subsidiary of Pioneer Power Solutions, Inc. Of the 283.5 shares of Series D Convertible Preferred Stock we agreed to purchase, we have closed on 176 shares of Series D Convertible Preferred Stock ; provided, however, we may be deemed to have beneficial ownership of the shares of Series D Convertible Preferred Stock for which we have entered into binding purchase agreements but have not closed.

(2)	The percentage ownership interest is determined based on 70,787,932 shares of common stock outstanding as of December 2, 2014, 406,855,893 shares of common stock issuable upon conversion of 297.5 shares of Series D Convertible Preferred Stock outstanding as of December 2, 2014, and 1,250,000,000 shares of common stock issuable upon conversion of 100 shares of Series A-1 Convertible Preferred Stock outstanding as of December 2, 2014.

CUSIP No. 88828R204
1. Names of Reporting Persons. PTES Acquisition Corp.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,637,709,734 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,637,709,734 (1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,637,709,734 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 94.8% (2)
14. Type of Reporting Person (See Instructions) CO

(1)	Consists of 1,637,709,734 shares of common stock issuable upon conversion of 283.5 shares of Series D Convertible Preferred Stock and 100 shares of Series A-1 Convertible Preferred Stock of the Issuer which are convertible within 60 days of this report. Of the 283.5 shares of Series D Convertible Preferred Stock we agreed to purchase, we have closed on 176 shares of Series D Convertible Preferred Stock; provided, however, we may be deemed to have beneficial ownership of the shares of Series D Convertible Preferred Stock for which we have entered into binding purchase agreements but have not closed.

(2)	The percentage ownership interest is determined based on 70,787,932 shares of common stock outstanding as of December 2, 2014, 406,855,893 shares of common stock issuable upon conversion of 297.5 shares of Series D Convertible Preferred Stock outstanding as of December 2, 2014, and 1,250,000,000 shares of common stock issuable upon conversion of 100 shares of Series A-1 Convertible Preferred Stock outstanding as of December 2, 2014.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share of Titan Energy Worldwide, Inc., a Nevada corporation (the “Issuer”). The principal business address of the Issuer is 6321 Bury Drive, Suite 8, Eden Prairie, MN 55346.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed jointly on behalf of Pioneer Power Solutions, Inc. and PTES Acquisition Corp., a wholly-owned subsidiary of Pioneer Power Solutions, Inc. (collectively, the “Reporting Persons”).

(b)	Each of the Reporting Persons is organized under the laws of the State of Delaware.

(c)	The principal business address of each of the Reporting Persons is 400 Kelby Street, 9th Floor, Fort Lee, NJ 07024.

(d)	This Schedule 13D is filed on behalf of each of the Reporting Persons. PTES Acquisition Corp. is the record owner of the securities covered by this statement. Pioneer Power Solutions, Inc. is the sole shareholder of PTES Acquisition Corp. and may be deemed to beneficially own securities owned by PTES Acquisition Corp. The principal business of Pioneer Power Solutions, Inc. is manufacturing specialty electrical equipment and providing related services. PTES Acquisition Corp. is a special purpose vehicle recently incorporated for the purpose of effecting the transactions described in this Schedule 13D.

(e)	The name, business address, present principal occupation or employment and citizenship of each executive officer and director and each controlling person of each of the Reporting Persons are set forth on Annex A attached hereto.

(f)	During the last five years, neither of the Reporting Persons, and to the best knowledge of each of the Reporting Persons, none of the persons on Annex A, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(g)	The Reporting Persons have entered into a Joint Filing Agreement, dated December 2, 2014, a copy of which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Exchange Act.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons’ cost basis in the shares of common stock of the Issuer beneficially owned by them is $0.0065 per share. The source of funds for the Reporting Persons’ acquisition of beneficial ownership of such shares of common stock was from borrowings under the Reporting Persons’ existing credit facilities.

Item 4. Purpose of the Transaction.

As of December 2, 2014, PTES Acquisition Corp. entered into purchase agreements to acquire 283.5 shares of the Series D Convertible Preferred Stock from 19 individual holders of such shares, of which the acquisition of 176 shares of the Series D Convertible Preferred Stock has closed on December 2, 2014. Each share of Series D Convertible Preferred Stock is convertible into 1,367,583 shares of common stock of the Issuer.

Concurrently with the acquisition of the Series D Convertible Preferred Stock from third party holders, PTES Acquisition Corp. acquired 100 shares of newly issued Series A-1 Convertible Preferred Stock from the Issuer. Each share of Series A-1 Convertible Preferred Stock is convertible into 12,500,000 shares of common stock of the Issuer (subject to adjustments). In addition, as a condition to the acquisition of the Series A-1 Convertible Preferred Stock, the existing sole member of the board of directors of the Issuer agreed to resign as a director and appoint Nathan J. Mazurek, the Chief Executive Officer of Pioneer Power Solutions, Inc., as the sole director of the Issuer. As a result of the acquisition, effective on or around December 13, 2014, of the Series D Convertible Preferred Stock and the Series A-1 Convertible Preferred Stock, the Reporting Persons beneficially owned 94.8% of the Issuer’s outstanding shares of common stock. As a result of such acquisitions and Mr. Mazurek’s appointment to the Issuer’s board of directors as its sole member, the Reporting Persons may be deemed to control the Issuer.

Immediately prior to the acquisition of the Series D Convertible Preferred Stock and the Series A-1 Convertible Preferred Stock and Mr. Mazurek’s pending appointment to the Issuer’s board of directors as its sole member, the Issuer and holders of more than a majority of the Series D Convertible Preferred Stock, acting pursuant to Section 1955 of Chapter 78 of the Nevada Revised Statutes, approved resolutions adopted by the board of directors of the Issuer to amend the Certificate of Designation of the Rights and Preferences of the Series D Convertible Preferred Stock of the Issuer to (i) clarify that the Series D Convertible Preferred Stock is a subseries of the Preferred Series A Stock of the Issuer, (ii) reduce the liquidation preference amount to $6,200 per share from $10,000 and (iii) provide the Issuer with an option to redeem all of the outstanding shares of the Series D Convertible Preferred Stock.

On December 2, 2014, PTES Acquisition Corp. made a loan to the Issuer in the amount of $2,900,000 to be used to pay off the Issuer’s existing factoring line indebtedness and certain trade payables and to provide funds for working capital and general corporate purposes in the ordinary course of business. The loan from PTES Acquisition Corp. is secured by all assets of the Issuer and ranks senior to all existing and future classes of the Issuer’s debt and is guaranteed by the subsidiaries of the Issuer.

Following the transactions described above, PTES Acquisition Corp. intends to solicit to purchase all outstanding convertible and non-convertible notes of the Issuer in exchange for cash, and in some cases, shares of common stock of Pioneer Power Solutions, Inc., par value $0.001 per share.

Following the purchase of the outstanding notes of the Issuer, the Reporting Persons intend to cause the Issuer to be merged with and into PTES Acquisition Corp., or a subsidiary thereof, pursuant to Section 92A.180 of the Nevada Revised Statutes (the “Merger”). In connection with the Merger, each holder of the Issuer’s common stock is to receive approximately $0.0007 per share. Upon consummation of the Merger, the Issuer shall become a wholly-owned subsidiary of Pioneer Power Solutions, Inc.

As a result of the transactions described in this Schedule 13D, the Issuer will cease to exist as a separate entity, will no longer file reports with the Securities and Exchange Commission or have publicly traded securities and will be a wholly-owned business unit of Pioneer Power Solutions, Inc.

Each purchase agreement between PTES Acquisition Corp. and a holder of the Series D Convertible Preferred Stock, the Series A-1 Convertible Preferred Stock Purchase Agreement between the Issuer and PTES Acquisition Corp. and the Loan and Security Agreement between the Issuer and PTES Acquisition Corp. are collectively referred to as the “Transaction Documents.”

The foregoing summaries of the Transaction Documents and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Transaction Documents furnished herewith as Exhibits 2, 3 and 4, respectively, which, together with any schedules and exhibits thereto, are incorporated herein by reference.

Except as set forth in this Schedule 13D and in connection with the Acquisition and the Merger described above, Pioneer Power Solutions, Inc. and PTES Acquisition Corp. do not have any current plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the securities of the Issuer from time to time prior to the completion of the Merger and reserve the right to change their plans and proposals with respect to the Issuer based on market, industry, legal and other considerations.

Item 5. Interest in Securities of the Issuer.

(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)	Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c)	Transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons and, to the Reporting Persons’ knowledge, the persons listed in Annex A are described below. Except as otherwise noted below, all such transactions were purchases by private transfer.

Transaction Date	Effecting Person(s)	Shares Acquired		Shares Disposed	Price Per Share	Description of Transaction
12/01/14	PTES Acquisition Corp.	205,137,425	(1)	0	$0.005	Private Transaction
11/24/14	PTES Acquisition Corp.	34,189,571	(1)	0	$0.005	Private Transaction
11/24/14	PTES Acquisition Corp.	6,837,914	(1)	0	$0.005	Private Transaction
11/24/14	PTES Acquisition Corp.	13,675,828	(1)	0	$0.005	Private Transaction
11/24/14	PTES Acquisition Corp.	13,675,828	(1)	0	$0.005	Private Transaction
11/24/14	PTES Acquisition Corp.	4,102,749	(1)	0	$0.005	Private Transaction
11/24/14	PTES Acquisition Corp.	1,367,583	(1)	0	$0.005	Private Transaction
11/24/14	PTES Acquisition Corp.	3,418,957	(1)	0	$0.005	Private Transaction
11/24/14	PTES Acquisition Corp.	3,418,957	(1)	0	$0.005	Private Transaction
11/24/14	PTES Acquisition Corp.	2,735,166	(1)	0	$0.005	Private Transaction
11/24/14	PTES Acquisition Corp.	42,395,068	(1)	0	$0.005	Private Transaction
11/24/14	PTES Acquisition Corp.	13,675,828	(1)	0	$0.005	Private Transaction
11/24/14	PTES Acquisition Corp.	13,675,828	(1)	0	$0.005	Private Transaction
11/24/14	PTES Acquisition Corp.	3,418,957	(1)	0	$0.005	Private Transaction
11/24/14	PTES Acquisition Corp.	5,470,331	(1)	0	$0.005	Private Transaction
11/24/14	PTES Acquisition Corp.	4,102,749	(1)	0	$0.005	Private Transaction
11/24/14	PTES Acquisition Corp.	6,837,914	(1)	0	$0.005	Private Transaction
11/24/14	PTES Acquisition Corp.	2,735,166	(1)	0	$0.005	Private Transaction
11/24/14	PTES Acquisition Corp.	41,027,485	(1)	0	$0.005	Private Transaction
12/01/14	PTES Acquisition Corp.	1,250,000,000	(2)	0	$0.0008	Private Transaction with the Issuer

(1) consists of shares of common stock issuable upon conversion of the Series D Convertible Preferred Stock acquired from the holder such shares.

(2) consists of shares of common stock issuable upon conversion of the Series A-1 Convertible Preferred Stock.

(d)           Except for the Transaction Documents described above, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Annex A hereto, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)	Not applicable.

The information, if any, called for by Items 2 through 6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Annex A hereto or otherwise herein. The information contained in Annex A hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3, 4 and 5 hereof and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference in this Item 6. Other than the Transaction Documents described above, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or any person listed on Annex A hereto, and any person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
1	Joint Filing Agreement, dated as of December 2, 2014, by and between Pioneer Power Solutions, Inc. and PTES Acquisition Corp.
2	Form of Series D Convertible Preferred Stock Purchase Agreement (incorporated by reference to Exhibit 10.1 to Pioneer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 3, 2014)
3	Series A-1 Convertible Preferred Stock Purchase Agreement, dated as of December 2, 2014, by and between Titan Energy Worldwide, Inc. and PTES Acquisition Corp. (incorporated by reference to Exhibit 10.2 to Pioneer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 3, 2014)
4	Loan and Security Agreement, dated as of December 2, 2014, by and between Titan Energy Worldwide, Inc. and PTES Acquisition Corp. (incorporated by reference to Exhibit 10.3 to Pioneer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 3, 2014)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2014	Pioneer Power Solutions, Inc.

	By:	/s/ Nathan J. Mazurek
	Name:	Nathan J. Mazurek
	Title:	President, Chief Executive Officer and Chairman of the Board of Directors

PTES Acquisition Corp.

	By:	/s/ Nathan J. Mazurek
	Name:	Nathan J. Mazurek
	Title:	President, Chief Executive Officer and Chairman of the Board of Directors

Annex A

DIRECTORS AND EXECUTIVE OFFICERS OF PIONEER POWER SOLUTIONS, INC.

The name and present principal occupation of each director and executive officer of Pioneer Power Solutions, Inc. are set forth below. The business address of each person named below is c/o Pioneer Power Solutions, Inc., 400 Kelby Street, 9th Floor, Fort Lee, New Jersey 07024. Each of the directors and executive officers of Pioneer Power Solutions, Inc. is a citizen of the United States of America.

EXECUTIVE OFFICERS AND DIRECTORS

Name	Principal Occupation
Nathan J. Mazurek	President, Chief Executive Officer and Chairman of the Board of Directors and Director of Pioneer Power Solutions, Inc.
Andrew Minkow	Chief Financial Officer, Secretary, Treasurer and Director of Pioneer Power Solutions, Inc.
Thomas Klink	Director of Pioneer Power Solutions, Inc.; President of Jefferson Electric, Inc.
Yossi Cohn	Director of Pioneer Power Solutions, Inc.; Partner in L3C Capital Partners, LLC; co-managing partner of YY Capital Partners, LLC
David J. Landes	Director of Pioneer Power Solutions, Inc.; President of Provident Sunnyside, LLC, CYMA Investments LLC
Ian Ross	Director of Pioneer Power Solutions, Inc.; President of Omniverter Inc.
David Tesler	Director of Pioneer Power Solutions, Inc.; President of LeaseProbe, LLC; President of Real Diligence LLC; managing member of Rushbrook Group LLC
Jonathan Tulkoff	Director of Pioneer Power Solutions, Inc.; President of Uniwire International, Ltd.

CONTROLLING PERSON

Name	State of Organization	Principal Business	Address
Provident Pioneer Partners, L.P.(1)	Delaware	Holding shares and investing in Pioneer Power Solutions, Inc.	c/o Pioneer Power Solutions, Inc. 400 Kelby Street, 9th Floor Fort Lee, NJ 07024

(1)	Nathan J. Mazurek is the majority stockholder and a control person of Provident Canada Corp., the general partner of Provident Pioneer Partners, L.P., and, as such, has sole voting and investment power over these shares. David J. Landes is the minority stockholder and a control person of Provident Canada Corp., the general partner of Provident Pioneer Partners, L.P. See above “Executive Officers and Directors” for disclosure regarding Nathan J. Mazurek and David J. Landes.

DIRECTORS AND EXECUTIVE OFFICERS OF PTES ACQUISITION CORP.

The name and present principal occupation of each director and executive officer of PTES Acquisition Corp. are set forth below. The business address of each person named below is c/o Pioneer Power Solutions, Inc., 400 Kelby Street, 9th Floor, Fort Lee, New Jersey 07024. Each of the directors and executive officers of PTES Acquisition Corp. is a citizen of the United States of America.

EXECUTIVE OFFICERS AND DIRECTORS

Name	Title	Principal Occupation
Nathan J. Mazurek	Chief Executive Officer, President, Chairman of the Board of Directors and sole director of PTES Acquisition Corp.	President, Chief Executive Officer and Chairman of the Board of Directors of Pioneer Power Solutions, Inc.
Andrew Minkow	Chief Financial Officer and Secretary of PTES Acquisition Corp.	Chief Financial Officer, Secretary, Treasurer and Director of Pioneer Power Solutions, Inc.

CONTROLLING PERSON

Name	State of Organization	Principal Business	Address
Pioneer Power Solutions, Inc.(1)	Delaware	Manufacturing specialty electrical equipment and providing related services	400 Kelby Street, 9th Floor, Fort Lee, New Jersey 07024

(1)	See above, “DIRECTORS AND EXECUTIVE OFFICERS OF PIONEER POWER SOLUTIONS, INC.” for disclosure regarding executive officers and directors and controlling persons of Pioneer Power Solutions, Inc.